The gap no one sees in Pat Steir's market Inbox ×

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Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Dear ,

Yesterday we launched our second [Pat Steir offering](). Here's why we bought it.

Steir is best known for her *Waterfall* series—monumental gravity-driven pours that have sold for as much as $2.3M at auction and are held in major institutions like The Met, MoMA, The Whitney, etc. But her *Split* paintings—an evolution of her waterfall works that features the same technique and large-scale format—have barely surfaced at auction. Fewer than 5 works from this period have ever come to market, and the pricing hasn't caught up to the Waterfalls.

Steir's body of work is now finite following her passing earlier this year, and this is a time when collector and institutional demand tends to concentrate. We believe these late-career works are poised to become an important part of her oeuvre.

We're offering this 60 x 60 large-scale painting for $218k, an accessible entry point into a series we believe is just beginning to grow in price long-term. Similar paintings have grown 19.8% annually ('05-'25).

View the offering here, and the offering circular below.

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Museums and individuals referenced are not investors in Masterworks Offerings and were not compensated for their commentary. Their affiliation with artists is not an endorsement of Masterworks. Use of names and brands for identification purposes only.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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